UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Identiv, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45170X205
(CUSIP Number)

Hawk Acquisition, Inc.
c/o Protech Inc.
529 Vista Blvd., A-3
Sparks, Nevada 89434
+1 (775) 856-7333

Seven2 SAS
1 rue Paul Cézanne
Paris, France 75008
+33 (0)1 53 65 01 40

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Alexandre Duguay and Ryan Taylor
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: +1 (212) 310-8000

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Hawk Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Seven2 SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on April 12, 2024 (the “Schedule 13D”) with the Securities and Exchange Commission as specifically set forth herein. On June 28, 2024, the 2024 Annual Meeting of Stockholders (the “Stockholder Meeting”) of Identiv, Inc., a Delaware corporation (the “Issuer”) was held, where the Issuer’s stockholders approved the sale of the Issuer’s physical security, access card, and identity reader operations and assets, including all outstanding shares of Identiv Private Limited, the Issuer’s wholly-owned subsidiary,  to Hawk Acquisition, Inc., a Delaware corporation (“Hawk,” and together with Seven2 SAS, a French société par actions simplifiée, the “Reporting Persons”) pursuant to that certain Stock and Asset Purchase Agreement, dated as of April 2, 2024, by and between Hawk and the Issuer (the “Transaction”). Pursuant to the terms of the Voting and Support Agreement, dated as of April 2, 2024 (the “Voting Agreement”), by and among Bleichroeder LP, certain funds and managed accounts managed by Bleichroeder (together with Bleichroeder LP, “Bleichroeder”), and Hawk, the Voting Agreement and the limited proxy granted to Hawk thereby were automatically terminated on the conclusion of the Stockholder Meeting.

As a result of the foregoing and effective as of the conclusion of the Stockholder Meeting, to the extent the terms of the Voting Agreement may have resulted in the Reporting Persons being deemed for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to beneficially own common stock, par value $0.001 per share (the “Common Stock”), of the Issuer, the Voting Agreement is no longer in effect and the Reporting Persons are no longer deemed for purposes of Rule 13d-3 to beneficially own any Issuer Common Stock. Accordingly, this Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Termination of Voting Agreements

On the date of the Stockholder Meeting, Bleichroeder voted the Covered Shares in favor of the Transaction in accordance with the Voting Agreement. Pursuant to the terms of the Voting Agreement, the Voting Agreement and the limited proxy granted to Hawk thereby were automatically terminated at the conclusion of the Stockholder Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (b) and (e) are hereby amended and restated to read as follows:

(a) – (b) The responses to Rows 7-13 of the cover pages of this Amendment are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(e) As of June 28, 2024, to the extent the Reporting Persons were previously deemed for purposes of Rule 13d-3 to beneficially own Common Stock of the Issuer, the Reporting Persons are no longer deemed to beneficially own any such Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

HAWK ACQUISITION, INC.

	By:	/s/ Eric Thord
Name: Eric Thord
Title: President

SEVEN2 SAS

	By:	/s/ Henry Capelle
Name: Henry Capelle
Title: Administrator